SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 13, 2002

Canadian National Railway Company
(Exact name of registrant as specified in its charter)

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MATERIAL CHANGE REPORT

Subsection 85(1) of the Securities Act (British Columbia)
Subsection 146(1) of the Securities Act (Alberta)
Subsection 84(1) of the Securities Act (Saskatchewan)
Subsection 75(2) of the Securities Act (Ontario)
Subsection 81(2) of the Securities Act (Nova Scotia)
Subsection 76(2) of the Securities Act (Newfoundland)

1.   Reporting Issuer

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec
H3B 2M9

2.   Date of Material Change

December 12, 2002

3.   Press release

The press release of Canadian National Railway Company (“CN”) was issued at Montreal, Quebec on December 13, 2002. A copy of the press release is annexed hereto and forms an integral part of this material change report.

4.   Summary of Material Change

CN announced the appointment of E. Hunter Harrison as its new President and Chief Executive Officer, effective January 1, 2003. Mr. Harrison replaces Paul M. Tellier as CN's President and Chief Executive Officer.

5.   Full Description of Material Change

CN announced on December 13, 2002 the appointment of E. Hunter Harrison as its new President and Chief Executive Officer, effective January 1, 2003.

Mr. Harrison, 58, has served as CN's Executive Vice President and Chief Operating Officer since March 1998 and joined CN's board of directors on December 6, 1999. Between 1993 and 1998 Mr. Harrison was President and Chief Executive Officer of Illinois Central Corporation ("IC") and the Illinois Central Railroad Company ("ICRR"), and a director of both IC and ICRR.

Mr. Harrison replaces Paul M. Tellier who has retired from his functions as CN's President and Chief Executive Officer and as a director, effective December 31, 2002. Mr. Tellier is leaving CN after 10 years to become President and Chief Executive Officer of Bombardier Inc.

In his new position at CN, Mr. Harrison will be based in Montreal.

Mr. Harrison joined the IC and ICRR in 1989 as Vice President and Chief Operating Officer, and was subsequently named Senior Vice President – Transportation in 1991 and Senior Vice President – Operations in July 1992.

Mr. Harrison began his railroad career in 1964 as a carman oiler (labourer) with the Frisco (St. Louis-San Francisco) Railroad while attending school in Memphis. Following the merger of the Frisco (St. Louis-San Francisco) Railroad and Burlington Northern, Mr. Harrison held a number of executive positions in transportation/operations.

6.   Reliance on Provisions Applying to Confidential Filing

Not applicable.

7.   Omitted Information

Not applicable.

8.   Senior Officer

Inquiries in respect of the material change referred to herein may be made to:

SEAN FINN
Senior Vice-President, Chief Legal Counsel and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec
H3B 2M9

(514) 399-7091

9.   Statement of Senior Officer

The information contained in this material change report accurately discloses the material change referred to herein.

DATED in the city of Montreal, province of Quebec, this 13th day of December, 2002.

(signed) Sean Finn Sean Finn Senior Vice-President, Chief Legal Officer and Corporate Secretary

[CN LOGO] North America’s Railroad	News FOR IMMEDIATE RELEASE
Stock symbols: TSX: CNR / NYSE: CNI www.cn.ca

CN names E. Hunter Harrison president and chief executive officer

MONTREAL, Dec. 13, 2002 — Canadian National’s board of directors today announced the appointment of E. Hunter Harrison as CN’s new president and chief executive officer, effective Jan. 1, 2003.

Harrison, 58, has served as CN’s executive vice-president and chief operating officer since March 1998 and joined the company’s board of directors on Dec. 6, 1999. Between 1993 and 1998 Harrison was president and chief executive officer of Illinois Central Corporation (IC) and the Illinois Central Railroad Company (ICRR), and a director of both IC and ICRR.

Harrison replaces Paul M. Tellier as CN’s president and chief executive officer. Tellier is leaving CN after 10 years to become president and chief executive officer of Bombardier Inc.

CN Chairman David G. A. McLean said: “CN’s board of directors is delighted to announce Hunter Harrison’s appointment. Hunter is the best operating executive in the rail business, the man who designed and implemented the scheduled railroad at CN. Scheduled railroad practices – now being embraced by other major railroads – have made CN the service and efficiency leader of the North American rail industry and allowed it to grow its service-sensitive merchandise businesses at a healthy pace. The industry recognizes Hunter’s leadership and innovation – Railway Age magazine in January named him 2002 Railroader of The Year.

“CN’s directors have worked hard and successfully on succession planning in recent years. We have the right team in place; we were ready for Paul’s decision to leave CN. Hunter is focused, articulate, intense, a commanding leader whose operations skills complement his business acumen. The board of directors is confident that Hunter’s experience and drive, along with the depth of CN’s management team, will assure the company remains at the forefront of corporate efficiency and profitability.”

In his new position at CN, Harrison will be based in Montreal.

Harrison said: “I am deeply honored to have the opportunity to head the best railroad on the continent. As president and chief executive officer of CN, my priorities will remain a passion for service, efficiency and innovation to drive market share gains, sustained profitable growth and greater shareholder value.”

Harrison joined the IC and ICRR in 1989 as vice-president and chief operating officer, and was subsequently named senior vice-president – transportation in 1991 and senior vice-president – operations in July 1992.

Harrison began his railroad career in 1964 as a carman oiler (labourer) with the Frisco (St. Louis-San Francisco) Railroad while attending school in Memphis. Following the merger of the Frisco and Burlington Northern, Harrison held a number of executive positions in transportation/operations.

McLean said: “It is with considerable regret we see Paul depart CN after so much he’s done for the corporation. In his 10 years as CN’s president and chief executive officer, Paul revolutionized the company, turning what once was a bloated, money-losing Crown corporation into a nimble, customer-focused and profitable shareholder-owned enterprise. He always considered himself as an agent of change, continually challenging conventional wisdom and demanding excellence from all who worked for him. All this – and a strong commitment to shareholders – drove an almost 400 per cent increase in shareholder value since CN’s privatization in November 1995. The board of directors, on behalf of shareholders and employees, thanks Paul for a job well done and wishes him the best of luck in his new endeavor.”

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts: Media	Investment Community
Mark Hallman System Director, Media Relations (416) 217-6390	Robert Noorigian Vice-President, Investor Relations (514) 399-0052

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company (Registrant)
Date: December 13, 2002	By: /s/ Sean Finn Sean Finn Senior Vice-President, Chief Legal Officer Corporate Secretary